LION INDUSTRIES CORPORATION BERHAD (415-D)
A Member of The Lion Group

06014601

1 June 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the Financial Results Announcement dated 31 May 2006, Re: Third Quarterly Report for the financial period ended 31 March 2006 for filing pursuant to exemption No. 82-3342 granted to Lion Industries Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165, Jalan Ampang, 50450 Kuala Lumpur, Malaysia
Tel: (603) 21622155, 21613166 Fax: (603) 21623448

Form Version 2.0

Financial Results

Ownership transfer to LION INDUSTRIES CORPORATION/EDMS/KLSE on 31/05/2006 05:05:57 PM

Reference No LI-060531-1FAE3

RECEIVED

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Submitting Merchant Bank (if applicable) :

Submitting Secretarial Firm Name (if applicable) :

* Company name : **LION INDUSTRIES CORPORATION BERHAD**

* Stock name : **LIONIND**

* Stock code : **4235**

* Contact person : **WONG PHOOI LIN**

* Designation : **SECRETARY**

Part A1 : QUARTERLY REPORT

*** Quarterly report for the financial period ended** : **31/03/2006**

*** Quarter** : ○ 1 Qtr ○ 2 Qtr ● 3 Qtr ○ 4 Qtr ○ Other

*** Financial Year End** : **30/06/2006**

*** The figures** : ○ have been audited ● have not been audited

Please attach the full Quarterly Report here:

LICB-06Q3.xls

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 31/03/2006**

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
	31/03/2006	31/03/2005	31/03/2006	31/03/2005
	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

31 MAY 2006

1	Revenue	781,739	953,470	2,255,253	3,013,691
2	Profit/(loss) before tax	-67,410	68,083	-64,576	433,932
3	Profit/(loss) after tax and minority interest	-39,115	48,714	-23,438	342,532
4	Net profit/(loss) for the period	-39,115	48,714	-23,438	342,532
5	Basic earnings/(loss) per share (sen)	-5.61	7.03	-3.36	50.01
6	Dividend per share (sen)	0.00	0.00	0.00	0.00

		AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7	Net assets per share attributable to ordinary equity holders of the parent (RM)	3.0800	3.2700

Remarks :

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		31/03/2006	31/03/2005	31/03/2006	31/03/2005
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Profit/(Loss) from operations	-43,761	67,012	-101,557	309,799
2	Gross interest income	7,792	6,447	24,372	18,145
3	Gross interest expense	38,317	35,197	114,151	107,763

Remarks :

Note: The above information is for the Exchange internal use only.

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

31 MAY 2006

LION INDUSTRIES CORPORATION BERHAD

(Incorporated in Malaysia) (415-D)

Interim Report for the Third Quarter Ended 31 March 2006

LION INDUSTRIES CORPORATION BERHAD (415-D)
(Incorporated in Malaysia)

Interim report for the third quarter ended 31 March 2006
The figures have not been audited.

CONDENSED CONSOLIDATED INCOME STATEMENTS

	Note	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER 31/3/2006 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 31/3/2005 RM'000	CURRENT YEAR TO DATE 31/3/2006 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31/3/2005 RM'000
Revenue		781,739	953,470	2,255,253	3,013,691
Operating expenses		(843,272)	(886,707)	(2,383,000)	(2,704,206)
Other operating income		17,772	249	26,190	314
Profit/(Loss) from operations		(43,761)	67,012	(101,557)	309,799
Finance costs		(38,317)	(35,197)	(114,151)	(107,763)
Share in results of associated companies		6,876	29,821	144,760	213,751
Income from other investments		7,792	6,447	24,372	18,145
Provision for loss on dilution in shareholdings in a subsidiary company		-	-	(18,000)	-
Profit/(Loss) before taxation		(67,410)	68,083	(64,576)	433,932
Taxation	17	20,397	(16,469)	27,153	(85,571)
Profit/(Loss) after taxation		(47,013)	51,614	(37,423)	348,361
Minority interests		7,898	(2,900)	13,985	(5,829)
Net profit/(loss) for the period		(39,115)	48,714	(23,438)	342,532
Earnings/(Loss) per share (sen):	25				
- Basic		(5.61)	7.03	(3.36)	50.01
- Diluted		-	7.02	-	49.93

(The Condensed Consolidated Income Statements should be read in conjunction with the *Audited Financial Statements for the year ended 30 June 2005)*

Interim report for the third quarter ended 31 March 2006 (Cont'd)
The figures have not been audited.

CONDENSED CONSOLIDATED BALANCE SHEETS

	Note	AS AT END OF CURRENT QUARTER 31/3/2006 RM'000	AS AT PRECEDING FINANCIAL YEAR END 30/6/2005 RM'000
Property, plant and equipment		2,213,076	2,173,221
Forest concessions		292,835	300,932
Plantation development expenditure		150,664	146,859
Land held for property development		54,265	54,215
Investment in associated companies		490,216	479,221
Long-term investments		193,296	242,328
Deferred tax assets		33,476	33,419
Intangible assets		298,700	313,154
Current assets:			
- Inventories		763,373	1,067,748
- Short-term investments		58,260	39,990
- Property development costs		34,944	37,384
- Amount due by contract customers		896	1,051
- Trade receivables		464,123	519,291
- Other receivables		303,497	291,374
- Deposits, cash and bank balances		290,444	193,956
		1,915,537	2,150,794
Current liabilities:			
- Trade payables		288,606	470,707
- Other payables		406,589	411,688
- Amount due to contract customers		1,508	1,182
- Short-term borrowings	21	255,523	433,840
- Bonds and USD Debts	21	271,308	88,959
- Tax liabilities		4,149	3,857
		1,227,683	1,410,233
Net current assets		687,854	740,561
		4,414,382	4,483,910
Share capital		697,056	697,056
Reserves		1,446,582	1,580,932
Shareholders' funds		2,143,638	2,277,988
Minority interests		462,056	482,427
Long-term borrowings	21	1,611,377	1,206,182
Bonds and USD Debts	21	67,645	323,986
Deferred tax liabilities		102,075	142,075
Deferred payables		27,591	51,252
		4,414,382	4,483,910
Net assets per share attributable to ordinary equity holders of the parent (RM)		3.08	3.27
Net tangible assets per share (RM)		2.65	2.82

(The Condensed Consolidated Balance Sheets should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2005)

Interim report for the third quarter ended 31 March 2006 (Cont'd)
The figures have not been audited.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Note	Share Capital RM'000	Share Premium RM'000	Negative Goodwill RM'000	Other Reserves RM'000	Accumulated Profit/(Loss) RM'000	Total RM'000
31 March 2006							
Balance at 1 July 2005		697,056	515,190	769,593	34,560	261,589	2,277,988
Amortisation for the period		-	-	(25,571)	-	-	(25,571)
Currency translation differences		-	-	-	(5,723)	-	(5,723)
Dividend paid for the financial year ended 30 June 2005	7	-	-	-	-	(5,018)	(5,018)
Effect on dilution of an associated company		-	-	-	-	(74,600)	(74,600)
Net loss for the period		-	-	-	-	(23,438)	(23,438)
Balance at 31 March 2006		697,056	515,190	744,022	28,837	158,533	2,143,638
31 March 2005							
Balance at 1 July 2004		679,235	515,190	828,679	56,058	(55,961)	2,023,201
Issue of shares		14,464	-	-	-	-	14,464
Amortisation for the period		-	-	(26,292)	-	-	(26,292)
Currency translation differences		-	-	-	(21,160)	-	(21,160)
Dividend paid for the financial year ended 30 June 2004		-	-	-	-	(4,923)	(4,923)
Net profit for the period		-	-	-	-	342,532	342,532
Balance at 31 March 2005		693,699	515,190	802,387	34,898	281,648	2,327,822

(The Condensed Consolidated Statements of Changes In Equity should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2005)

Interim report for the third quarter ended 31 March 2006 (Cont'd)
The figures have not been audited.

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS

	Note	CURRENT YEAR-TO-DATE 31/3/2006 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31/3/2005 RM'000
OPERATING ACTIVITIES			
Profit/(Loss) before taxation		(64,576)	433,932
Adjustments for:			
Non-cash items (mainly depreciation)		104,624	87,748
Non-operating items (mainly associates' results & finance costs)		(54,981)	(124,133)
Operating profit/(loss) before changes in working capital		(14,933)	397,547
Changes in working capital:			
Net changes in current assets		353,173	(237,949)
Net changes in current liabilities		(253,575)	(29,085)
Others (mainly tax paid)		(8,275)	(36,804)
		76,390	93,709
INVESTING ACTIVITIES			
Proceeds from disposal of investment property		-	103,432
Proceeds from disposal of investments		75,706	11,064
Others (mainly purchase of property, plant and equipment)		(131,015)	(100,516)
		(55,309)	13,980
FINANCING ACTIVITIES			
Issue of shares		-	14,464
Issuance of debt securities		500,000	-
Dividend paid to shareholders	7	(5,018)	(4,923)
Bank borrowings		(262,783)	(9,766)
Redemption/repayment of Bonds and USD Debts		(88,014)	(117,399)
Others (mainly interest paid)		(33,899)	(53,391)
		110,286	(171,015)
Net changes in cash & cash equivalents		131,367	(63,326)
Effects of exchange rate changes		36	-
Cash & cash equivalents at beginning of the period		94,586	197,125
Cash & cash equivalents at end of the period		225,989	133,799

(The Condensed Consolidated Cash Flow Statements should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2005)

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

1. Accounting policies and methods of computation

The interim financial report has been prepared in accordance with the Financial Reporting Standards ("FRS") (formerly known as Malaysian Accounting Standards Board) 134, "Interim Financial Reporting" and Part A of Appendix 9B of the Listing Requirements of Bursa Malaysia Securities Berhad and should be read in conjunction with the audited financial statements of the Group for the financial year ended 30 June 2005.

The accounting policies and methods of computation adopted by the Group in this interim financial report are consistent with those adopted in the audited financial statements for the financial year ended 30 June 2005 except for the adoption of the new FRS standards.

The adoption of the new FRS standards does not have any material effect on the financial results of the Group for the financial year-to-date.

2. Qualification of audit report

There were no audit qualifications on audit report of the preceding audited financial statements.

3. Seasonality or cyclicality

The operations of the Group are not subjected to material seasonal or cyclical effects except for timber extraction which is normally reduced during the wet weather seasons between October and February.

4. Unusual items

Other than as disclosed, there were no items affecting assets, liabilities, equity, net income or cash flow that are unusual because of their nature, size or incidence.

5. Material changes in estimates

There were no material changes in estimates of amounts reported in prior interim period of the current financial year or in prior financial years.

6. Debt and equity securities

During the financial year-to-date, the Group has issued RM500 million Bai' Bithaman Ajil Islamic debt securities and has partially redeemed/repaid its Bonds and USD Debts amounting to RM88 million.

Other than the above, there were no issuance, cancellations, repurchases, resale and repayments of debt and equity securities for the current quarter and financial year-to-date.

7. Dividend paid

During the financial year-to-date, a first and final dividend of 1.0%, less tax, amounting to RM5.0 million in respect of the previous financial year ended 30 June 2005 was paid by the Company.

8. Segmental reporting

The Group's segmental report for the financial year-to-date is as follows:

	REVENUE			Segment
	Total RM'000	Inter-Segment RM'000	External RM'000	Results RM'000
Steel	1,808,648	(15,196)	1,793,452	(66,482)
Timber extraction and pulp and paper	255,687	-	255,687	(17,730)
Building materials	96,631	-	96,631	(4)
Property and construction	21,585	-	21,585	2,059
Tyre	27,719	-	27,719	(13,355)
Others	60,179	-	60,179	(2,507)
	2,270,449	(15,196)	2,255,253	(98,019)
Unallocated costs				(3,538)
Loss from operations				(101,557)
Finance costs				(114,151)
Share in results of associated companies				144,760
Income from other investments				24,372
Provision for loss on dilution				(18,000)
Loss before taxation				(64,576)

9. Valuation of property, plant and equipment

The valuation of property, plant and equipment have been brought forward without any amendment from the previous audited financial statements.

10. Material events subsequent to the balance sheet date

Other than as disclosed in Note 20, there were no material events subsequent to the end of the interim period that have not been reflected in the financial statements for the interim period.

11. Changes in the composition of the Group

There were no material changes in the composition of the Group for the financial year-to-date except for the completion of the disposal of Hebei Weiyuan Heilen Bio-Chemical Co Ltd, a 55% owned subsidiary company of the Company.

12. Changes in contingent liabilities or contingent assets

The contingent liabilities or contingent assets of the Company's listed subsidiary, Lion Forest Industries Berhad ("Lion Forest") are reported in the Interim Report of Lion Forest.

Other than the above, there were no material changes in contingent liabilities or contingent assets since the last audited balance sheet date.

13. Review of performance

For the nine months ended 31 March 2006, the Group's performance was negatively affected by the soft steel market condition. The decline in steel prices coupled with low demand had resulted in a lower revenue and loss for the steel division.

Our timber division also incurred a loss due mainly to the planned plant shutdown for its annual maintenance and high production costs during the reporting period.

14. Comparison with the preceding quarter's results

	Revenue		Profit/(Loss) From Operations	
	Current Quarter 31/3/2006 RM'000	Immediate Preceding Quarter 31/12/2005 RM'000	Current Quarter 31/3/2006 RM'000	Immediate Preceding Quarter 31/12/2005 RM'000
Steel	622,794	571,085	(20,697)	(31,367)
Timber extraction and pulp and paper	87,008	101,800	(17,311)	(3,513)
Tyre (new operation in China)	15,506	9,716	(6,277)	(4,714)
Others	56,431	56,398	2,218	(6,408) *
Unallocated costs	-	-	(1,694)	(914)
	781,739	738,999	(43,761)	(46,916)

* *Inclusive of RM6 million loss on disposal of investments*

For the current quarter, the Group recorded a higher revenue and lower operating loss largely due to an improvement in the operating environment of the steel division and recognition of foreign exchange gain. However, our timber division recorded higher losses largely due to insufficient supply of logs caused by the prolonged wet weather in Sabah and the scheduled annual maintenance of its plant at the end of the quarter.

15. Prospects

The Group's performance is expected to improve in the next quarter with the firming up of market demand for steel products. The operating environment for both our timber and tyre divisions are expected to remain challenging and greater efforts will be undertaken to enhance its productivity and operational efficiencies.

16. Profit forecast / profit guarantee

This note is not applicable.

17. Taxation

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 31/3/2006 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 31/3/2005 RM'000	CURRENT YEAR TO DATE 31/3/2006 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31/3/2005 RM'000
In respect of current period:				
- income tax	764	2,553	3,275	19,777
- deferred tax	(15,000)	4,000	(40,056)	37,632
	(14,236)	6,553	(36,781)	57,409
Associated companies	(6,161)	9,916	9,628	28,162
	(20,397)	16,469	(27,153)	85,571

The taxation (deferred tax assets) was provided for the current quarter and financial year-to-date in respect of the tax losses and capital allowances. Although the Group incurred losses for the current financial period, taxation was provided mainly due to certain expenses which are not deductible for tax purposes and profits in certain subsidiaries.

18. **Unquoted investments and/or properties**

There were no material sale of unquoted investments and/or properties for the current quarter and financial year-to-date.

19. **Quoted securities**

There were no purchases or disposals of quoted securities for the current quarter and financial year-to-date.

The Group's investments in quoted securities (excluding investment in associated company) as at end of the reporting period are as follows:

	RM'000
At cost	65,938
At book value	22,938
At market value	10,912

20. **Status of corporate proposals**

The status of corporate proposals of the Company's listed subsidiary, Lion Forest is reported in the Interim Report of Lion Forest.

Other than the above, there were no corporate proposals at the date of this report.

21. **Group's borrowings and debt securities**

The Group's borrowings as at end of the reporting period are as follows:

	Short-Term RM'000	Long-Term RM'000	Total RM'000
Bank Borrowings			
Secured	224,851	1,610,397	1,835,248
Unsecured	30,672	980	31,652
	255,523	1,611,377	1,866,900
Bonds and USD Debts			
Secured	271,308	67,645	338,953
	526,831	1,679,022	2,205,853

The Group's borrowings and debt securities are denominated in the following currencies:	Foreign Currency '000	RM'000
- Ringgit Malaysia	-	1,511,697
- US Dollar	186,094	685,292
- Chinese Renminbi	19,299	8,864
		2,205,853

22. **Off balance sheet risk financial instruments**

There were no financial instruments with off balance sheet risk at the date of this report.

23. Changes in material litigations

The material litigations of the Company's listed subsidiary, Lion Forest, are reported in the Interim Report of Lion Forest.

Other than the above, there were no material litigations since the last annual balance sheet date.

24. Dividend

The Board does not recommend any interim dividend for the current quarter and financial year-to-date.

25. Earnings / (Loss) per share ("EPS")

Basic

EPS is calculated by dividing the Group's net profit / (loss) for the period by the weighted average number of ordinary shares in issue of 697.1 million for the current quarter and financial year-to-date (2005 : 692.7 million and 684.9 million) respectively.

Diluted

The diluted EPS of 2006 is not disclosed as there is no dilutive effect.

The diluted EPS of 2005 is calculated by dividing the Group's net profit for the period by the weighted average number of ordinary shares of 694.2 million and 686.1 million for the corresponding quarter and financial year-to-date respectively, after adjusting for the unissued ordinary shares granted to employees pursuant to the Company's Executive Share Option Scheme.

26. Status of conditions imposed by the Securities Commission ("SC") pertaining to the GWRS

The SC has imposed certain conditions in its approval of the group wide restructuring scheme ("GWRS") which included the requirements to disclose the status of the Proposed Divestment Programme (Please refer to Appendix attached).

Proposed Divestment Programme ("PDP")
Interim Report for the Third Quarter Ended 31 March 2006

(i) Status of the Proposed Divestments

Assets to be Divested	PDP (Per GWRS)	Concluded Sales: Up to December 2005	Concluded Sales: Current Year (Jan-Dec 06) Current Quarter	Concluded Sales: Current Year (Jan-Dec 06) Year-To-Date	Sale Proceeds Received: Up to December 2005	Sale Proceeds Received: Current Year (Jan - Dec 06) Actual Received in Current Qtr	Actual Received in YTD	Projected to Dec 2006	Projected Full Year
	RM'million	RM'million	RM'million	RM'million	RM'million	RM'million	RM'million	RM'million	RM'million
By December 2002									
Unlisted shares in pharmaceutical company	2.0	2.0	-	-	2.0	-	-	-	-
Unlisted shares in automotive company	29.4	29.4	-	-	29.4	-	-	-	-
Listed shares in financial services company	2.5	2.5	-	-	2.5	-	-	-	-
	33.9								
By December 2003									
Shares in unlisted companies, industrial land, office block, factories and shoplots in Parade and shopping centre	174.3	174.3	-	-	174.3	-	-	-	-
By December 2004									
Shares in unlisted companies and shoplots in Parade and shopping centre **	45.4	5.8	-	-	4.0	1.8	1.8	39.6	41.4
By December 2005									
Shares in unlisted company, factories and apartment **	9.7	-	-	-	-	-	-	9.7	9.7
By December 2006									
Shares in unlisted companies, commercial land, residential land and shoplots in Parade and shopping centre **	278.0	-	-	-	-	-	-	278.0	278.0
Total	**541.3**	**214.0**	-	-	**212.2**	**1.8**	**1.8**	**327.3**	**329.1**

** The Group is actively looking for potential buyers for its assets/companies under the PDP. Where necessary, the Group will divest other assets which are not under the PDP to redeem/repay the Bonds and USD Debts.

(ii) Transactions completed during the quarter

No transactions were completed during the quarter.

(iii) Utilisation of the divestment proceeds received

The divestment proceeds received were/will be used to redeem/repay the Bonds and USD Debts.